UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission file number: 001-40744

OTONOMO TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

16 Abba Eban Blvd.
Herzliya Pituach 467256, Israel
+(972) 52-432-9955
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

In connection with its previously announced reduction in workforce, Otonomo Technologies Ltd. (the “Company”) has released Mr. Fred Kohout and Mr. Anders Truelsen, effective as of March 31, 2023. Mr. Kohout served as the Company’s Chief Marketing Officer from December 6, 2021.  Mr. Truelsen served as the Company’s Chief Revenue Officer from July 26, 2021. The terminations were not the result of any disagreement with the Company. The Company expresses its appreciation to Mr. Kohout and Truelsen for their significant contributions to the Company.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-1 (File No. 333-264771) and Form S-8 (File No. 333-261641).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Otonomo Technologies Ltd.

By:	/s/ Ben Volkow
Name: Ben Volkow
Title: Chief Executive Officer and Director

Date: March 15, 2023